UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3 to Schedule TO)
(Amendment No. 4 to Schedule 13D
Grupo Aeroportuario del Sureste, S.A.B. de C.V.
(Southeast Airport Group)
(Name of Subject Company (issuer))
Agrupación Aeroportuaria Internacional II, S.A. de C.V.
Agrupación Aeroportuaria Internacional I, S.A. de C.V.
Fernando Chico Pardo
(Names of Filing Persons (Offeror))
Series B Shares and American Depositary Shares
(Each ADS Representing ten Series B Shares)
(Title of Class of Securities)
40051E202
(CUSIP Number of Class of Securities)
Fernando Chico Pardo
c/o Promecap, S.C.
Bosque de Alisos No. 47A-3, Bosques de las Lomas
CP 05120, Mexico, D.F., Mexico
+52 55 1105 0800
With a copy to:
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
(212) 530-5735
Attention: Roland Hlawaty
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

Transaction valuation*	Amount of Filing Fee**
657,663,005.14	20,190.25

     * Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”). The transaction value is calculated by multiplying (x) 127,950,001, which is the number of series B shares (“Series B Shares”) of Grupo Aeroportuario del Sureste, S.A.B. de C.V. (“Asur”) (including Series B Shares represented by American Depositary Shares (“ADSs”)) subject to the U.S. tender offer, by (y) the tender offer price of Mexican pesos 55.25 in cash for each Series B Share, converted into U.S. dollars based on the “Tipo de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana” exchange rate between Mexican pesos and U.S. dollars of Ps. $10.7441 to U.S. $1.00 reported by Banco de México on June 4, 2007.
     ** The amount of the filing fee is calculated in accordance with Rule 0-11(d) of the Securities Exchange Act and the Fee Rate Advisory #6 for Fiscal Year 2007 issued by the U.S. Securities and Exchange Commission on February 15, 2007, and is derived by multiplying the transaction valuation by 0.00003070.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $20,317.14
Form or Registration No.: Schedule TO
Filing Party: Fernando Chico Pardo
Date Filed: May 14, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☒ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

CUSIP No.	40051E202

1	NAMES OF REPORTING PERSONS: Fernando Chico Pardo

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United Mexican States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		59,739,395*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

59,739,395*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

59,739,395*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
* Includes ADSs tendered pursuant to Notice of Guaranteed Delivery in the Offers (defined below).

CUSIP No.	40051E202

1	NAMES OF REPORTING PERSONS: Agrupación Aeroportuaria Internacional II, S.A. de C.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United Mexican States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		37,689,395*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

37,689,395*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

37,689,395*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Includes ADSs tendered pursuant to Notice of Guaranteed Delivery in the Offers (defined below).

CUSIP No.	40051E202

1	NAMES OF REPORTING PERSONS: Agrupación Aeroportuaria Internacional I, S.A. de C.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United Mexican States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		37,689,395*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

37,689,395*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

37,689,395*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Includes ADSs tendered pursuant to Notice of Guaranteed Delivery in the Offers (defined below).

CUSIP No.	40051E202

1	NAMES OF REPORTING PERSONS: Agrupación Aeroportuaria Internacional, S.A. de C.V.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United Mexican States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		22,050,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		22,050,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	22,050,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

     This Amendment No. 3 to the Schedule TO is being filed by Agrupación Aeroportuaria Internacional II, S.A. de C.V., a sociedad anónima de capital variable formed under the laws of the United Mexican States (“Mexico”) (“Purchaser”), Agrupación Aeroportuaria Internacional I, S.A. de C.V., a sociedad anónima de capital variable formed under the laws of Mexico (“AAI-1”) and Mr. Fernando Chico Pardo, an individual and citizen of Mexico, and amends the Schedule TO initially filed with the Securities and Exchange Commission on May 14, 2007 (the “Initial Schedule TO”), as amended on June 4, 2007 and June 5, 2007. This Schedule TO relates to the tender offer in the United States (the “U.S. Offer”) by Purchaser to purchase for cash up to 127,950,001 of the outstanding Series B Shares, including by purchase of ADSs, each ADS representing 10 Series B Shares, of Asur upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated May 14, 2007, as amended on June 4, 2007 and June 5, 2007, and the related ADS Letter of Transmittal, as amended on June 4, 2007 and June 5, 2007, copies of which were attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Initial Schedule TO.
     Simultaneously with the U.S. Offer, Purchaser offered in Mexico to purchase up to 127,950,001 of the outstanding Series B Shares of Asur for the same price and on substantially the same terms as the Series B Shares and ADSs in the U.S. Offer (the “Mexican Offer” and collectively with the U.S. Offer, the “Offers”).
     Capitalized terms used but not defined herein have the meanings ascribed to them in the U.S. Offer to Purchase.
Items 1 through 11.
     As permitted by General Instruction F to Schedule TO, the information set forth in the entire U.S. Offer to Purchase (including the exhibits and annexes attached thereto), the Amendment No. 1 to the Initial Schedule TO filed on June 4, 2007 and the Amendment No. 2 to the Initial Schedule TO filed on June 5, 2007, are incorporated by reference into this Schedule TO. Additional items with respect to this Schedule TO are set forth below.
     The Offers expired on June 19, 2007 at 9:30 a.m., New York City time (8:30 a.m. Mexico City time). As of the expiration of the Offers, zero Series B Shares and 2,803,819 ADSs were validly tendered in the U.S. Offer and accepted for payment and 7,762,515 Series B Shares were validly tendered in the Mexican Offer and accepted for payment. An additional 188,869 ADSs were tendered pursuant to Notice of Guaranteed Delivery in the U.S. Offer. Each ADS represents 10 Series B Shares. Accordingly, as of the expiration of the Offers and including the ADSs tendered pursuant to Notice of Guaranteed Delivery, 37,689,395 Series B Shares (including the Series B Shares underlying the ADSs) were tendered in the Offers.
     Purchaser will not use any of the debt financing as described in the Offer to Purchase. Purchaser expects to receive the aggregate purchase price for the tendered Series B Shares and ADSs in the form of an equity commitment indirectly from Mr. Fernando Chico Pardo.
Item 12. Exhibits.

(a)(1)(i)	U.S. Offer to Purchase, dated May 14, 2007.**

(a)(1)(ii)	Form of ADS Letter of Transmittal.**

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

(a)(5)(ii)	Form of Letter to Clients.**

(a)(5)(iii)	Notice of Guaranteed Delivery.**

(a)(5)(iv)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.**

(a)(5)(v)	Advertisement, dated May 14, 2007, published in The Wall Street Journal.**

(a)(5)(vi)	Press Release issued by Agrupación Aeroportuaria Internacional II, S.A. de C.V. dated June 4, 2007.***

(a)(5)(vii)	Supplement to the U.S. Offer to Purchase dated June 5, 2007.****

(b)	Acquisition Facility Commitment Letter, dated as of May 10, 2007 by and among Fernando Chico Pardo and Citigroup Global Markets Inc.**

(d)(i)	De-Merger Letter Agreement, dated as of March 29, 2007, by and among Fernando Chico Pardo and Copenhagen Airports A/S.*

(g)	Not applicable.

(h)	Not applicable.

*	Incorporated by reference to the Schedule 13D filed with the Securities and Exchange Commission by Mr. Fernando Chico Pardo on April 9, 2007.

**	Incorporated by reference to the Schedule TO filed with the Securities and Exchange Commission by Mr. Fernando Chico Pardo, Agrupación Aeroportuaria Internacional II, S.A. de C.V. and Agrupación Aeroportuaria Internacional I, S.A. de C.V. on May 14, 2007.

***	Incorporated by reference to the Schedule TO filed with the Securities and Exchange Commission by Mr. Fernando Chico Pardo, Agrupación Aeroportuaria Internacional II, S.A. de C.V. and Agrupación Aeroportuaria Internacional I, S.A. de C.V. on June 4, 2007.

****	Incorporated by reference to the Schedule TO filed with the Securities and Exchange Commission by Mr. Fernando Chico Pardo, Agrupación Aeroportuaria Internacional II, S.A. de C.V. and Agrupación Aeroportuaria Internacional I, S.A. de C.V. on June 5, 2007.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Date: June 20, 2007

FERNANDO CHICO PARDO
/s/ Fernando Chico Pardo

AGRUPACIÓN AEROPORTUARIA INTERNACIONAL II, S.A. DE C.V
By:	/s/ Fernando Chico Pardo
	Name:	Fernando Chico Pardo
	Title:	Attorney in fact

AGRUPACIÓN AEROPORTUARIA INTERNACIONAL I, S.A. DE C.V
By:	/s/ Fernando Chico Pardo
	Name:	Fernando Chico Pardo
	Title:	Attorney in fact

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(i)	U.S. Offer to Purchase, dated May 14, 2007.**

(a)(1)(ii)	Form of ADS Letter of Transmittal.**

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

(a)(5)(ii)	Form of Letter to Clients.**

(a)(5)(iii)	Notice of Guaranteed Delivery**.

(a)(5)(iv)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.**

(a)(5)(v)	Advertisement, dated May 14, 2007, published in The Wall Street Journal.**

(a)(5)(vi)	Press Release issued by Agrupación Aeroportuaria Internacional II, S.A. de C.V. dated June 4, 2007.***

(a)(5)(vii)	Supplement to the U.S. Offer to Purchase dated June 5, 2007.****

(b)	Acquisition Facility Commitment Letter, dated as of May 10, 2007 by and among Fernando Chico Pardo and Citigroup Global Markets Inc.**

(d)(i)	De-Merger Letter Agreement, dated as of March 29, 2007, by and among Fernando Chico Pardo and Copenhagen Airports A/S.*

(g)	Not applicable.

(h)	Not applicable.

*	Incorporated by reference to the Schedule 13D filed with the Securities and Exchange Commission by Mr. Fernando Chico Pardo on April 9, 2007.

**	Incorporated by reference to the Schedule TO filed with the Securities and Exchange Commission by Mr. Fernando Chico Pardo, Agrupación Aeroportuaria Internacional II, S.A. de C.V. and Agrupación Aeroportuaria Internacional I, S.A. de C.V. on May 14, 2007.

***	Incorporated by reference to the Schedule TO filed with the Securities and Exchange Commission by Mr. Fernando Chico Pardo, Agrupación Aeroportuaria Internacional II, S.A. de C.V. and Agrupación Aeroportuaria Internacional I, S.A. de C.V. on June 4, 2007.

****	Incorporated by reference to the Schedule TO filed with the Securities and Exchange Commission by Mr. Fernando Chico Pardo, Agrupación Aeroportuaria Internacional II, S.A. de C.V. and Agrupación Aeroportuaria Internacional I, S.A. de C.V. on June 5, 2007.